Exhibit 99

AFFILIATED PERSONS REPORT

Open Joint Stock Company Long-distance and International Communications
“Rostelecom”

Issuer’s number:   0  0  1  2  4  —  A

As of    30  06   2008

Location of the issuer:       15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation

Information contained in this affiliated persons report is disclosed in accordance with the requirements of securities legislation of the Russian Federation

Web site of the issuer:       www.rt.ru/icenter

Authorized representative of OJSC “Rostelecom” acting on the basis of letter of attorney No12-394 dated October 14, 2005 Attorney of OJSC “Rostelecom”		/s&s/	Irina N. Shabunova
		/sign/	Name
Date:	August 14, 2008
/seal/

Identification numbers of the Issuer
TIN	7707049388
State registration number	1027700198767

I. List of affiliated persons as of                                                     30  06 2008

No	Full name of the affiliated entity or person	Address of the entity or person (prior consent of natural person required)	The ground(s) of being affiliated	Effective from	The stake of the affiliated entity or person in the charter capital of the issuer,%	The stake of the affiliated entity or person in ordinary shares of the issuer,%
1	2	3	4	5	6	7

1.	Mikhail A. Alekseyev	St. Petersburg	Member of the Board of Directors	09.06.2008	—	—

2.	Yekaterina O. Vasilyeva	St. Petersburg	Member of the Board of Directors	09.06.2008	—	—

3.	Vladimir B. Zhelonkin	Moscow	Member of the Board of Directors	09.06.2008	—	—

4.	Alexander N. Kiselev	Moscow	Member of the Board of Directors	09.06.2008	—	—

5.	Sergei I. Kuznetsov	Moscow	Member of the Board of Directors	09.06.2008	—	—

6.	Yevgeny I. Logovinsky	Moscow	Member of the Board of Directors	09.06.2008	—	—

7.	Nikolai L. Mylnikov	St. Petersburg	Member of the Board of Directors	09.06.2008	—	—

8.	Elena P. Selvich	Moscow	Member of the Board of Directors	09.06.2008	—	—

9.	Konstantin Yu. Solodukhin	Moscow	Sole Executive Body Member of the Collective Executive Body Member of the Board of Directors	14.01.2008 14.01.2008 09.06.2008	—	—

10.	Maxim Yu. Tsyganov	Moscow	Member of the Board of Directors	09.06.2008	—	—

11.	Yevgeny A. Chechelnitsky	Moscow	Member of the Board of Directors	09.06.2008	—	—

12.	Andrei Yu. Baklykov

Moscow

			Member of the Collective Executive Body	01.07.2007	—	—

13.	Andrei A. Gaiduk	St. Petersburg	Member of the Collective Executive Body	01.07.2007	—	—

14.	Yevgeny V. Gerasimov	St. Petersburg	Member of the Collective Executive Body	01.07.2007	—	—

15.	Rodion S. Lyovochka	Moscow	Member of the Collective Executive Body	01.07.2007	—	—

16.	Vladimir K. Mironov	St. Petersburg	Member of the Collective Executive Body	01.07.2007	—	—

17.	Igor Yu. Nikodimov	Moscow	Member of the Collective Executive Body	22.05.2008	—	—

18.	Olga N. Rumyantseva	Moscow	Member of the Collective Executive Body		—	—

19.	Galina. V. Rysakova	Moscow	Member of the Collective Executive Body	01.07.2007	—	—

20.	Dmitry V. Sigalov	St. Petersburg	Member of the Collective Executive Body		—	—

21.	Vladimir V. Terekhov	St. Petersburg	Member of the Collective Executive Body	01.07.2007	—	—

22.	Roman A. Frolov	Moscow Region	Member of the Collective Executive Body	01.07.2007	—	—

23.	Closed Joint Stock Company “AKOS”	38-a Prospekt 100 let Vladivostoky, city of Vladivostok, 690048	The entity belongs to the same group as the Company	04.03.2008	—	—

24.	Closed Joint Stock Company “Altel”	54B Prospekt Lenina , city of Barnaul, 656099	The entity belongs to the same group as the Company: CJSC “Altel” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2003	—	—

25.	Closed Joint Stock Company “AMT”	24 Bolshaya Morskaya st., office 235, St. Petersburg, 191186	The entity belongs to the same group as the Company: CJSC “AMT” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

26.

Closed Joint Stock Company “ATC-32”

		94 Mira st., city of Irkutsk, 664002	The entity belongs to the same group as the Company	27.06.2006	—	—

27.

Closed Joint Stock Company “ATC-41”

		11A/1 Mira st., Irkutsk region, 665708	The entity belongs to the same group as the Company	18.12.2006	—	—

28.	Closed Joint Stock Company “Baikalwestcom”	68 2nd Zheleznodorozhnaya st.,city of Irkutsk, 664005	The entity belongs to the same group as the Company: CJSC “Baikalwestcom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

29.	Closed Joint Stock Company “Vladimir-Teleservice”	20 Gorokhovaya st., city of Vladimir, 600017	The entity belongs to the same group as the Company: CJSC “Vladimir-Teleservice” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—

30.	Closed Joint Stock Company “Yeniseytelecom”	20 Kachinskaya st., city of Krasnoyarsk, 660020	The entity belongs to the same group as the Company: CJSC “Yeniseytelecom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

31.	Closed Joint Stock Company “Mobile telecommunications”	55 Plushchikha st., bldg. 2, Moscow, 119121	The entity belongs to the same group as the Company: CJSC “Mobile telecommunications” is an entity under direct control of OJSC “Svyazinvest”	15.09.1998	—	—

32.	Closed Joint Stock Company “Narodny Telefon Saratov”	40 Kiselyova st., city of Saratov, 410600	The entity belongs to the same group as the Company: CJSC “Narodny Telefon Saratov”is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

33.	Closed Joint Stock Company “Nizhegorodskaya cellular communications”	Dom Svyazi, M. Gorkogo sq. , city of Nizhny Novgorod, 603000	The entity belongs to the same group as the Company: CJSC “Nizhegorodskaya cellular communications” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—

34.	Closed Joint Stock Company “Novocom”	17A Oktyabrskaya St., City of Novosibirsk, 630099	The entity belongs to the same group as the Company	23.04.2008	—	—

35.	Closed Joint Stock Company “Operator center”	22A, Novotorzhskaya st. , city of Tver, 170000	The entity belongs to the same group as the Company	04.12.2007	—	—

36.	Closed Joint Stock Company “Orenburg GSM”	11 Volodarskogo st., city of Orenburg, 460000	The entity belongs to the same group as the Company: CJSC “Orenburg GSM” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

37.	Closed Joint Stock Company “Open telecommunications”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: CJSC “Open telecommunications” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

38.	Closed Joint Stock Company “Petersburg Transit Telecom”	St. Petersburg	The entity belongs to the same group as the Company	22.01.2007	—	—

39.	Closed Joint Stock Company “St. Petersburg Information Company”	St. Petersburg	The entity belongs to the same group as the Company	05.12.2006	—	—

40.	Closed Joint Stock Company “Startcom”	6 2nd Spasonalivkovsky pereulok, Moscow, 117909	The entity belongs to the same group as the Company: CJSC “Startcom” is an entity under direct control of OJSC “Svyazinvest”	20.08.1998	—	—

41.	Closed Joint Stock Company “Telecom” of Ryazan region	36 Svobody st., city of Ryazan 390006	The entity belongs to the same group as the Company: CJSC “Telecom” of Ryazan region is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

42.	Closed Joint Stock Company “Telecom-R”	12/1 office 15,17 Krasnoprudnaya st., Moscow, 107140	The entity belongs to the same group as the Company	26.12.2007	—	—

43.	Closed Joint Stock Company “Teleport-Ivanovo”	90 Tashkentskaya st., city of Ivanovo, 153032	The entity belongs to the same group as the Company:CJSC “Teleport-Ivanovo” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

44.	Closed Joint Stock Company “Transsvyaz”	2a Chaadayeva st., city of Nizhny Novgorod, 603035	The entity belongs to the same group as the Company: CJSC “Transsvyaz” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2004	—	—

45.	Closed Joint Stock Company “Ulyanovsk-GSM”	52 Goncharova st., city of Ulyanovsk, 432063	The entity belongs to the same group as the Company: CJSC “Ulyanovsk-GSM”is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

46.	Closed Joint Stock Company “FK-Svyaz”	42/2A office 610, Shepkina st., Moscow, 129110	The entity belongs to the same group as the Company: CJSC “FK-Svyaz” is an entity under direct control of OJSC “Svyazinvest”	11.10.2002	—	—

47.	Closed Joint Stock Company “Centel”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: CJSC “Centel” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

48.	Closed Joint Stock Company “CenterTelecomService”	23 Proletarskaya st., office 101, city of Khimki, Moscow Region, 141400	The entity belongs to the same group as the Company: CJSC “CentreTelecomService” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

49.	Closed Joint Stock Company “Chita Net”	22 Chaykovskogo st., Chita, 672090	The entity belongs to the same group as the Company: CJSC “Chita Net”is an entity under indirect control of OJSC “Svyazinvest”	25.08.2004	—	—

50.	Closed Joint Stock Company “Yugsvyazstroy”	110/1 Ayvazovskogo st., city of Krasnodar, 350040	The entity belongs to the same group as the Company: CJSC “Yugsvyazstroy” is an entity under indirect control of OJSC “Svyazinvest”	24.01.2001	—	—

51.	Limited Liability Company “Wireless Information Technologies” (“Besprovodniye informatsionniye tekhnologii” - BIT)	220 Lenina st., city of Yuzhno-Sakhalinsk	The entity belongs to the same group as the Company: LLC “BIT” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2005	—	—

52.	Limited Liability Company “Vladimirsky Payphone”	32a Stroiteley prospekt, city of Vladimir, 620014	The entity belongs to the same group as the Company: LLC “Vladimirsky Payphone” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

53.	Limited Liability Company “Giprosvyaz-Consulting”	11 3rd Khoroshevskaya st., Moscow, 123298	The entity belongs to the same group as the Company: LLC “Giprosvyaz-Consulting” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

54.	Limited Liability Company “Giprosvyaz - North-West”	11a Konstantinovsky prospect, city of St. Petersburg, 197110	The entity belongs to the same group as the Company: LLC “Giprosvyaz - North-West” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2005	—	—

55.	Limited Liability Company “Giprosvyaz-Sibir”	15/3 Vystovachnoya st., city of Novosibirsk, 630078	The entity belongs to the same group as the Company: LLC “Giprosvyaz-Sibir” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—

56.	Limited Liability Company “Interdaltelecom”	2-a Verkhneportovaya st., city of Vladivostok, 690600	The entity belongs to the same group as the Company	21.01.2008	—	—

57.	Limited Liability Company “Intmashservice”	8 Golubinskaya st., city of Volgograd, 400131	The entity belongs to the same group as the Company: LLC “Intmashservice” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

58.	Limited Liability Company “MobileCom”	17 Mira st., city of Vladimir, 600017	The entity belongs to the same group as the Company: LLC “MobileCom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

59.	Limited Liability Company “Nizhegorodsky Teleservice”	Dom Svyazi, M. Gorgogo sq., city of Nizhny Novgod, 603000	The entity belongs to the same group as the Company: LLC “Nizhegorodsky Teleservice” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2005	—	—

60.	Limited Liability Company “Novgorod Datacom”	22 Industrialyanya st., Pankovka, city of Veliky Novgod, 173526	The entity belongs to the same group as the Company: LLC “Novgorod Datacom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

61.	Limited Liability Company “Parma-Inform”	160 Internatsionalnaya st., city of Syktyvkar,Republic of Komi, 167982	The entity belongs to the same group as the Company: LLC “Parma-Inform” is an entity under indirect control of OJSC “Svyazinvest”	19.09.2006	—	—

62.	Limited Liability Company “Perm Tele and Radio Company Ural Inform TV”	2 Krypskaya st., city of Perm, 614060	The entity belongs to the same group as the Company: LLC “Perm Tele and Radio Company Ural Inform TV” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

63.	Limited Liability Company “RPK Svyazist”	village Petrovskoe, Priozersky district, Leningradskaya Region, 118732	The entity belongs to the same group as OJSC “Svyazinvest”	2003	—	—

64.	Limited Liability Company “Svyaz-Service-Irga”	21 Esenina st., city of Ryazan, 390046	The entity belongs to the same group as the Company: LLC “Svyaz-Service-Irga” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

65.	Limited Liability Company “SvyazProjectService”	11 3rd Khoroshovskaya st., Moscow, 123298	The entity belongs to the same group as the Company: LLC “SvyazProjectService” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

66.	Limited Liability Company “SZT-Finance” (“North-West Telecom – Finance”)	26 Bolshaya Morskaya st., office 422, St. Petersburg, 191186	The entity belongs to the same group as the Company: LLC “SZT-Finance” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2004	—	—

67.	Limited Liability Company “Telecom-Terminal”	13 Prospekt Lenina st., city of Ivanovo, 153000	The entity belongs to the same group as the Company: LLC “Telecom-Terminal” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

68.	Limited Liability Company “Telecom-Stroy”	9A 3d Belinskaya st., city of Ivanovo, 153011	The entity belongs to the same group as the Company: LLC “Telecom-Stroy” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2003	—	—

69.	Limited Liability Company “Factorial-99”	47 Bratsky Pereulok st., city of Rostov-on-Don, 344082	The entity belongs to the same group as the Company: LLC “Factorial-99” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

70.	Limited Liability Company “Yug-Giprosvyaz”	67 Gagarina st., city of Krasnodar, 350062	The entity belongs to the same group as the Company: LLC “Yug-Giprosvyaz” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

71.	Limited Liability Company “YuTK-Finance” (“South Telecommunications Company-Finance”)	66 Karasunskaya st., city of Krasnodar, 350000	The entity belongs to the same group as OJSC “Svyazinvest”	2003	—	—

72.	Limited Liability Company Private Security Company “Zashchita”	47/1 Sovietskaya st., city of Volgograd, 400005	The entity belongs to the same group as the Company: LLC Private Security Company “Zashchita” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

73.	Limited Liability Company Private Security Company “Rostelecom-Security”	2 Deguninskaya st., bldg. 2, Moscow, 127486	The entity belongs to the same group as the Company: LLC Private Security Company “Rostelecom-Security” is an entity under direct control of OJSC “Svyazinvest”	30.06.2004	—	—

74.	Open Joint Stock Company “Joint stock company of telecommunications development “Mobiltelecom”	7 Batora st., city of Ulan-Ude, 670000	The entity belongs to the same group as the Company: OJSC “Joint stock company of telecommunications development “Mobiltelecom” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—

75.	Open Joint Stock Company “VolgaTelecom”	Dom Svyazi, M. Gorkogo sq., city of Nizhny Novgorod, 603000	The entity belongs to the same group as the Company: OJSC “VolgaTelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

76.	Open Joint Stock Company “Giprosvyaz”	11 3rd Khoroshovskaya st., Moscow, 123298	The entity belongs to the same group as the Company: OJSC “Giprosvyaz” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

77.	Open Joint Stock Company “Dalsvyaz” (“Far East Telecommunications Company”)	57 Svetlanskaya st., city of Vladivostok, 690600	The entity belongs to the same group as the Company: OJSC “Dalsvyaz” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

78.	Open Joint Stock Company “Commercial data networks “OMRICS”	10 Tereshkovoy st., city of Orenburg, 460018	The entity belongs to the same group as the Company: OJSC “Commercial data networks “OMRICS” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—

79.	Open Joint Stock Company “National Payphone network”	74A Prospekt Engelsa st., St. Petersburg, 194214	The entity belongs to the same group as the Company: OJSC “Svyazintek” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2005	—	—

80.	Open Joint Stock Company “NGTS-Page”	15/3 Vystavochnaya st., city of Novvosibirsk, 630078	The entity belongs to the same group as the Company: OJSC “NGTS-Page” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

81.	Open Joint Stock Company “Health Improvement Complex “Orbita”	village of Olginka, Tuapse district, Krasnodar Territory, 352840	The entity belongs to the same group as the Company: OJSC “Health Improvement Complex “Orbita” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—

82.	Open Joint Stock Company “Regional Information Networks”	1 Trudovaya st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: OJSC “Regional Information Networks” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

83.	Open Joint Stock Company “Russian telecommunications network”	2/15 Maroseyka st., Moscow, 101000	The entity belongs to the same group as the Company: OJSC “Russian telecommunications network” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2004	—	—

84.	Open Joint Stock Company”Sakhatelecom”	22 Kurashova st., city of Yakutsk, 677000	The entity belongs to the same group as the Company	25.01.2007	—	—

85.	Open Joint Stock Company of Communications & Informatics of the Republic of Dagestan (“Dagsvyazinform”)	3 Prospekt Rasula Gazmatova st., city of Makhachkala, 367000	The entity belongs to the same group as the Company: OJSC “Dagsvyazinform” is an entity under direct control of OJSC “Svyazinvest”	18.09.1995	—	—

86.	Open Joint Stock Company “North-West Telecom”	14/26 Gorokhovaya st., city of St. Petersburg, 191186	The entity belongs to the same group as the Company: OJSC “North-West Telecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

87.	Open Joint Stock Company “Sibirtelecom”	53 M. Gorkogo st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: OJSC “Sibirtelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

88.	Open Joint Stock Company named after V.V. Kuzminov “Stavtelecom”	10/12 Prospekt Oktyabrskoy Revolutsii st., city of Stavropol, 355035	The entity belongs to the same group as the Company: OJSC “Stavtelecom” is an entity under direct control of OJSC “Svyazinvest”	11.10.2002	—	—

89.	Open Joint Stock Company “Uralsvyazinform”	11 Moskovskaya st., city of Yekaterinburg, 620014	The entity belongs to the same group as the Company: OJSC “Uralsvyazinform” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

90.	Open Joint Stock Company “Centralnaya telecommunicatsionnaya kompaniya” (“CenterTelecom”)	23 Proletarskaya st., city of Khimki, Moscow Region, 141400	The entity belongs to the same group as the Company: OJSC “CenterTelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

91.	Open Joint Stock Company “Central telegraph”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: OJSC “Central telegraph” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

92.	Open Joint Stock Company “Yuzhnaya Telecommunicatsionnaya Kompaniya” (South Telecommunications Company - YuTK)	66 Karasunskaya st., city of Krasnodar, 350000	The entity belongs to the same group as the Company: OJSC “YuTK” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

93.	Open Joint Stock Company “Investitsionnaya kompaniya svyazi” (“Svyazinvest”)	55 Plushchikha st., bldg.2, Moscow, 119121	This entity is entitled to dispose over 20% of the Company’s voting shares	08.07.1997	38.00	50.67

94.	Federal Agency for Federal Property Management	Nikolsky Pereulok st., Moscow, 103685	The entity indirectly controls the Company	03.12.2004	—	—

95.	Autonomous non-commercial organization “NTCS TsNIIS-RTC”	8 1st Proyezd Perova Polya, Moscow, 111141	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	26.02.1996	—	—

96.	Subsidiary company Boarding House “Malakhit”	15, Sherbakova st., city of Yalta, Autonomous Republic of Crimea, 334200, Ukraine	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.12.2001	—	—

97.	Closed Joint Stock Company “Westelcom”	7 Butlerova st., Moscow, 117485	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	06.12.1992	—	—

98.	Closed Joint Stock Company “Globalstar – Space Telecommunications”	25 Dubovaya Roshcha st., bldg.2, Moscow, 127427	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	20.09.1996	—	—

99.	Closed Joint Stock Company “Globus Telecom”	38 Obraztsova st., Moscow, 127018	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	04.04.2006	—	—

100.	Closed Joint Stock Company “Zebra Telecom”	24 Trubnaya st., bldg. 3, Moscow, 103051	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	07.03.2006	—	—

101.	Closed Joint Stock Company “Incom”	27\26 Zubovsky Boulevard, bldg. 3, Moscow, 119021	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	30.11.2000	—	—

102.	Closed Joint Stock Company “Moskovsky Tsentr Novykh Tekhnology Telekommunikatsy” (“The Moscow Center of New Telecommunications Technologies”)	46 Arbat st., Moscow, 121002	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	09.10.2002	—	—

103.	Closed Joint Stock Company Scientific and Technical Center “COMSET”	7 Zeleny Prospekt st., Moscow, 111141	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	28.11.2000	—	—

104.	Closed Joint Stock Company “Rustel”	6 Degtyarny Pereulok st., bldg. 2, Moscow	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.08.1996	—	—

105.	Closed Joint Stock Company “Strakhovaya Compania Profsoyuza Rabotnikov Svyazi “Costars” (“Costars” Insurance Company of the Telecommunications Employee Labor Union)	42 Leninsky Prospekt st., bldg. 3, office 33-08, Moscow, 117119	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	19.10.1993	—	—

106.	Limited Liability Company “Telecomcenter”	46 Dmitrovskoye Shosse st., bldg. 1, Moscow, 127238	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	26.04.2006	—	—

107.	Limited Liability Company “TverTelecom”	24 Novotorzhskaya st., city of Tver, 170000	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	31.12.2003	—	—

108.	Open Joint Stock Company “InfoTekS Taganrog Telecom”	19 Oktyabrskaya st., city of Taganrog, 347935	The entity belongs to the same group as the Company: OJSC “InfoTekS Taganrog Telecom” is indirectly controlled by OJSC “Rostelecom”	10.10.2002	—	—

109.	Open Joint Stock Company Moscow Long-Distance Telephone Exchange No. 9 (“MMTS-9”)	7 Butlerova st., Moscow, 117485	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	23.05.1997	—	—

110.	Open Joint Stock Company “RTComm.RU”	13 2nd Zvenigorodskaya st., building 43, Moscow, 123022	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	06.02.2002	—	—

111.	Open Joint Stock Company “Central Company Business Network”	1 Marshala Vasilevskogo st., bldg. 2, Moscow, 123098	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	27.06.1996	—	—

112.	Andrey V. Agayev	Moscow	The person belongs to the same group as the Company	03.03.2008	—	—

113.	Aleksey A.Aganin	City of Bratsk, Irkutsk region	The person belongs to the same group as the Company	31.03.2007	—	—

114.	Vladimir A. Akulich	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—

115.	Aleksandr V. Andreyev	city of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—

116.	Andrey G. Andreyev	city of Vladimir	The person belongs to the same group as the Company	31.03.2007	—	—

117.	Anatoly Iv. Afanasyev	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

118.	Irena G. Balikoyeva	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

119.	Aleksandr V. Bogatkin	city of Saratov	The person belongs to the same group as the Company	14.06.2007	—	—

120.	Aleksandr V. Boycev	city of Ryazan	The person belongs to the same group as the Company	31.03.2007	—	—

121.	Igor K. Borzhonov	city of Ulan-Ude	The person belongs to the same group as the Company	31.12.2007	—	—

122.	Marina V. Bulgakova	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

123.	Yury N. Vinogradov	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—

124.	Konstantin G. Voloshin	city of Yakutsk	The person belongs to the same group as the Company	12.04.2007	—	—

125.	Gamzat B. Gamzatov	city of Makhachkala	The person belongs to the same group as the Company	31.03.2007	—	—

126.	Gennady S. Drynkin	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

127.	Konstantin V. Yevtushenko	city of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—

128.	Aleksandr V. Zemcev	city of Stavropol	The person belongs to the same group as the Company	31.03.2007	—	—

129.	Sergey A. Zakharov	city of Nizhny Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—

130.

Dmitry V. Ivanov

		city of Ulyanovsk	The person belongs to the same group as the Company	31.03.2007	—	—

131.	Sergey M. Ivanov	city of Krasnoyarsk	The person belongs to the same group as the Company	31.03.2007	—	—

132.	Aleksandr I. Isayev	St. Petersburg	The person belongs to the same group as the Company	02.04.2007	—	—

133.	Viktor M. Kaledin	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

134.	Igor V. Klitochenko	city of Volgograd	The person belongs to the same group as the Company	31.03.2007	—	—

135.	Andrey L. Kozlov	Moscow	The person belongs to the same group as the Company	11.06.2008	—	—

136.	Anton Yu. Kolpakov	city of Vladivostok	The person belongs to the same group as the Company	25.05.2007	—	—

137.	Leonid N. Kopachenko	city of Vladimir	The person belongs to the same group as the Company	31.03.2007	—	—

138.	Aleksandr A, Kopitin	city of Ivanovo	The person belongs to the same group as the Company	31.03.2007	—	—

139.	Vitaly S. Kostenko	city of Tver	The person belongs to the same group as the Company	31.03.2007	—	—

140.	Mikhail I. Krasnoborodko	St.Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—

141.	Andrey V. Krukhmalev	city of Rostov-na-Dony	The person belongs to the same group as the Company	31.03.2007	—	—

142.	Pavel B. Kuznecov	Moscow	The person belongs to the same group as the Company	02.07.2007	—	—

143.	Valery P. Kurochkin	Krasnodar	The person belongs to the same group as the Company	27.04.2007	—	—

144.	Aleksandr Yu. Kuchko	St.Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—

145.	Yury N. Lepikhov	City of Khimki, Moscow region	The person belongs to the same group as the Company	31.03.2007	—	—

146.	Sergey A. Litvishko	City of Novosibirsk-78	The person belongs to the same group as the Company	31.03.2007	—	—

147.	Vaagn A. Martirosyan	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

148.	Sergey A. Mitrushkin	City of Chita	The person belongs to the same group as the Company	07.11.2007	—	—

149.	Nikolay P. Momotenko	City of Orenburg	The person belongs to the same group as the Company	31.03.2007	—	—

150.	Valery A. Moskalev	Moscow	The person belongs to the same group as the Company	17.12.2007	—	—

151.	Alexander L. Nekhayev	City of Novosibirsk	The person belongs to the same group as the Company	28.05.2008	—	—

152.	Nikolay V. Noskov	St.Petersburg	The person belongs to the same group as the Company	10.08.2007	—	—

153.	Sergey V. Omelchenko	City of Nizhny Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—

154.	Andrey B. Papulin	City of Ivanovo	The person belongs to the same group as the Company	31.03.2007	—	—

155.	Andrey L. Petrov	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

156.	Mikhail V. Petrov	City of Nizhny Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—

157.	Vladimir P. Polishuk	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

158.	Yevgeny Yu. Popov	City of Uzhno-Sakhalinsk	The person belongs to the same group as the Company	31.03.2007	—	—

159.	Aleksandr A. Pyzhov	City of Orenburg	The person belongs to the same group as the Company	31.03.2007	—	—

160.	Lev G. Razumovsky	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

161.	Yegor Ye. Rodin	City of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—

162.	Eduard A. Rozhkov	City of Siktivkar, Republic of Komi	The person belongs to the same group as the Company	31.03.2007	—	—

163.	Valery A. Roshin	City of Nizhny Novgorod	The person belongs to the same group as the Company	17.05.2008	—	—

164.	Olga Ye. Rykolenko	City of Yalta, Republic of Crimea, Ukraine	The person belongs to the same group as the Company	31.03.2007	—	—

165.

Vladimir V. Salukov

		City of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—

166.	Sergey I. Seredin	City of Barnaul	The person belongs to the same group as the Company	07.11.2007	—	—

167.	Aleksey M. Skrylnikov	City of Vladivostok	The person belongs to the same group as the Company	31.03.2007	—	—

168.	Vladimir A. Sokolov	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—

169.	Igor S. Sopov	City of Veliky Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—

170.	Sergey V. Statkevich	St.Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—

171.	Viktor V. Stolyarov	City of Novosibirsk	The person belongs to the same group as the Company	31.03.2007	—	—

172.	Aleksey S. Sukoncev	City of Novosibirsk	The person belongs to the same group as the Company	28.02.2008	—	—

173.	Georgy M. Sushilin	Moscow	The person belongs to the same group as the Company	10.05.2007	—	—

174.	Aleksandr A. Sysoyev	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

175.	Kirill S. Terentyev	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

176.	Valery V. Utkin	City of Tver	The person belongs to the same group as the Company	21.11.2007	—	—

177.	Anatoly Ya. Ufimkin	City of Yekaterinburg	The person belongs to the same group as the Company	31.03.2007	—	—

178.	Galina V. Cvet	City of Perm	The person belongs to the same group as the Company	31.03.2007	—	—

179.	Yevgeny P. Chirkov	City of Irkutsk	The person belongs to the same group as the Company	28.05.2008	—	—

180.	Galina A. Chueva	City of Ryazan	The person belongs to the same group as the Company	01.03.2008	—	—

181.	Vladimir N. Shapovalov	City of Irkutsk	The person belongs to the same group as the Company	31.03.2007	—	—

182.	Oleg S. Shedenkov	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

183.	Oleg I. Shepelev	City of Ivanovo	The person belongs to the same group as the Company	31.03.2007	—	—

184.	Vladimir I. Yurkin	City of Vladimir	The person belongs to the same group as the Company	31.03.2007	—	—

185.	Vladimir E. Yuryev	City of Vladivostok	The person belongs to the same group as the Company	04.03.2008	—	—

186.	Roman Yu. Yankovsky	Moscow	The person belongs to the same group as the Company	19.12.2007	—	—

II. Changes in the List of Affiliated Persons which took place within the period from 01 04 2008 to 30 06 2008

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
1	The Board of Directors was elected	09.06.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7

Mikhail A. Alekseyev	St. Petersburg	Member of the Board of Directors	16.06.2007	—	—
Yekaterina O. Vasilyeva	St. Petersburg	Member of the Board of Directors	16.06.2007	—	—
Anatoly A. Gavrilenko	Moscow	Member of the Board of Directors	16.06.2007	—	—
Valery V. Degtyarev	St. Petersburg	Member of the Board of Directors	16.06.2007	—	—
Alexander N. Kiselev	Moscow	Member of the Board of Directors	16.06.2007	—	—
Sergei I. Kuznetsov	Moscow	Member of the Board of Directors	16.06.2007	—	—
Yevgeny I. Logovinsky	Moscow	Member of the Board of Directors	16.06.2007	—	—
Nikolai L. Mylnikov	St. Petersburg	Member of the Board of Directors	16.06.2007	—	—
Elena P. Selvich	Moscow	Member of the Board of Directors	16.06.2007	—	—
Maxim Yu. Tsyganov	Moscow	Member of the Board of Directors	16.06.2007	—	—
Yevgeny A. Chechelnitsky	Moscow	Member of the Board of Directors	16.06.2007	—	—

Information on Affiliated Persons after the change:

2	3	4	5	6	7

Mikhail A. Alekseyev	St. Petersburg	Member of the Board of Directors	09.06.2008	—	—
Yekaterina O. Vasilyeva	St. Petersburg	Member of the Board of Directors	09.06.2008	—	—
Vladimir B. Zhelonkin	Moscow	Member of the Board of Directors	09.06.2008	—	—
Alexander N. Kiselev	Moscow	Member of the Board of Directors	09.06.2008	—	—
Sergei I. Kuznetsov	Moscow	Member of the Board of Directors	09.06.2008	—	—
Yevgeny I. Logovinsky	Moscow	Member of the Board of Directors	09.06.2008	—	—
Nikolai L. Mylnikov	St. Petersburg	Member of the Board of Directors	09.06.2008	—	—

Elena P. Selvich	Moscow	Member of the Board of Directors	09.06.2008	—	—
Konstantin Yu. Solodukhin	Moscow	Sole Executive Body Member of the Collective Executive Body Member of the Board of Directors	14.01.2008 14.01.2008 09.06.2008	—	—

Maxim Yu. Tsyganov	Moscow	Member of the Board of Directors	09.06.2008	—	—
Yevgeny A. Chechelnitsky	Moscow	Member of the Board of Directors	09.06.2008	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
2	Sergei L. Akopov was excluded from the Collective Executive Body	22.05.2008	30.06.2007

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Sergei L. Akopov	St. Petersburg	Member of the Collective Executive Body	01.07.2007	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
3	Igor Yu. Nikodimov was included in the Collective Executive Body	22.05.2008	30.06.2008

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Igor Yu. Nikodimov	Moscow	Member of the Collective Executive Body	22.05.2008	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
4	Aleksey V. Ostapchuk was excluded from the List of Affiliated Persons because of the expiration his term as General Director of Closed Joint Stock Company “GlobalTel”	10.06.2008	30.06.2008
5	Andrey L. Kozlov was included in the List of Affiliated Persons because of his appointment as Closed Joint Stock Company “GlobalTel” General Director	11.06.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Aleksey V. Ostapchuk	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Andrey L. Kozlov	Moscow	The person belongs to the same group as the Company	11.06.2008	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
6	Valery A. Roshin was included in the List of Affiliated Persons	17.05.2008	30.06.2008

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Valery A. Roshin	City of Nizhny Novgorod	The person belongs to the same group as the Company	17.05.2008	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
7	Subsidiary company, Closed Joint Stock Company “Armavir plant for manufacturing of communications equipment” was excluded from the List of Affiliated Persons	27.06.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Subsidiary company, Closed Joint Stock Company “Armavir plant for manufacturing of communications equipment”	1A Urupskaya st., city of Armavir, 352903, Krasnodar region,	The entity belongs to the same group as the Company: Subsidiary company, CJSC “Armavir plant for manufacturing of communications equipment” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
8	Closed Joint Stock Company “Sakhalinugol-Telecom” was excluded from the List of Affiliated Persons	15.04.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Closed Joint Stock Company “Sakhalinugol-Telecom”	32 Karl Marx st., city of Yuzhno-Sakhalinsk, 693000	The entity belongs to the same group as the Company: CJSC “Sakhalinugol-Telecom” is an entity under direct control of OJSC “Svyazinvest”	30.09.2005	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
9	Open Joint Stock Company “A-svyaz” was excluded from the List of Affiliated Persons	24.04.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Open Joint Stock Company “A-svyaz”	7 Shevchenko st., city of Blagoveshensk, 675000	The entity belongs to the same group as the Company: OJSC “A-svyaz” is an entity under direct control of OJSC “Svyazinvest”	23.06.2006	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
10	Vasily G. Kuskov was excluded from the List of Affiliated Persons	26.06.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Vasily G. Kuskov	City of Armavir, Krasnodar region	The person belongs to the same group as the Company	31.03.2007	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
11	Aleksandr V. Lupyr was excluded from the List of Affiliated Persons	15.04.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Aleksandr V. Lupyr	City of Uzhno-Sakhalinsk	The person belongs to the same group as the Company	31.03.2007	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
12	Vladimir P. Yefimov was excluded from the List of Affiliated Persons	24.04.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Vladimir P. Yefimov	city of Blagoveshensk	The person belongs to the same group as the Company	31.03.2007	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
13	Closed Joint Stock Company “Novocom” was included in the List of Affiliated Persons	23.04.2008	30.06.2008

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Closed Joint Stock Company “Novocom”	17A Oktyabrskaya St., City of Novosibirsk, 630099	The entity belongs to the same group as the Company	23.04.2008	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
14	Alexander L. Nekhayev was included in the List of Affiliated Persons	28.05.2008	30.06.2008

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Alexander L. Nekhayev	City of Novosibirsk	The person belongs to the same group as the Company	28.05.2008	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
15	Yury A. Sumin was excluded from the List of Affiliated Persons	17.05.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Yury A. Sumin	City of Nizhny Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
16	Vladimir V. Mayba was excluded from the List of Affiliated Persons	28.05.2008	30.06.2008

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Vladimir V. Mayba	city of Irkutsk	The person belongs to the same group as the Company	31.03.2007	0,00071	0,00000

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
17	Yevgeny P. Chirkov was included in the List of Affiliated Persons	28.05.2008	30.06.2008

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Yevgeny P. Chirkov	City of Irkutsk	The person belongs to the same group as the Company	28.05.2008	—	—